CRAVATH, SWAINE & MOORE
  Rowan D. Wilson (State Bar No. 118488)
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475
Telephone: (212) 474-1000
Facsimile:  (212) 474-3700

Attorneys for Defendants
Lazard Freres Real Estate
Investors LLC, Prometheus
Assisted Living LLC,  Robert P.
Freeman, Kenneth M. Jacobs and
Murry N. Gunty


                 SUPERIOR COURT OF THE STATE OF CALIFORNIA

                          FOR THE COUNTY OF ORANGE



ARV ASSISTED LIVING, INC., a Delaware
corporation,
                                  Plaintiff,  CASE NO. 794211

     -against-

LAZARD FRERES REAL ESTATE INVESTORS            CROSS-COMPLAINT OF
LLC, a New York limited liability company;     DEFENDANTS  LAZARD
PROMETHEUS ASSISTED LIVING LLC, a              FRERES REAL ESTATE
Delaware limited liability company; ROBERT P.  INVESTORS LLC and
FREEMAN, an individual; KENNETH M.             PROMETHEUS ASSISTED
JACOBS, an individual; MURRY N. GUNTY, an      LIVING LLC FOR
individual; ATRIA COMMUNITIES, INC., a         DECLARATORY RELIEF
Delaware corporation; KAPSON SENIOR
QUARTERS CORP., a Delaware corporation;        ASSIGNED FOR ALL
DOES 1 through 20 inclusive,                   PURPOSES TO JUDGE
                                               WOOLLEY, DEPARTMENT 6
                                 Defendants,

---------------------------------------------
LAZARD FRERES REAL ESTATE INVESTORS            Date of Filing
LLC and PROMETHEUS ASSISTED LIVING             This Action:   May 12, 1998
LLC,                                           Trial Date:    None Set
                           Cross-plaintiffs,

         -against-

ARV ASSISTED LIVING, INC.

                            Cross-defendant.
---------------------------------------------

          Cross-plaintiffs Lazard Freres Real Estate Investors LLC and Prometheus Assisted Living LLC ("Prometheus") (collectively referred to as "LFREI"), by their undersigned attorneys, allege for their cross-claims against cross-defendant ARV Assisted Living, Inc. ("ARV") as follows:

                                  PARTIES

          1. Cross-plaintiff Lazard Freres Real Estate Investors LLC is a New York limited liability company and sole owner of Prometheus. The principal activity of Lazard Freres Real Estate Investors LLC is investing monies entrusted to it by public and private pension funds and similar institutional investors as general partner of several real estate partnerships that are affiliated with Lazard Freres & Co., LLC.

          2. Cross-plaintiff Prometheus is a Delaware limited liability company with its principal offices located in New York, New York. Prometheus, an affiliate of Lazard Freres Real Estate Investors LLC and Lazard Freres & Co., LLC, is a company through which Lazard Freres Real Estate Investors LLC invests monies entrusted to it by public and private pension funds and other similar institutional investors in the assisted living field.

          3. Cross-defendant ARV is a Delaware corporation with its principal office located in Costa Mesa, California. ARV is a provider of assisted living accommodations and services that operates, acquires and develops assisted living facilities.

                            NATURE OF THE ACTION

          4. These cross-claims arise out of a dispute over certain contractual provisions that ARV and LFREI negotiated at arm's length in October 1997. The contract provisions governing the rights of LFREI and its affiliates to compete with ARV allegedly serve as the basis for ARV's claims in this action against defendants LFREI, Robert P. Freeman, Murry N. Gunty and Kenneth M. Jacobs (the three individuals nominated by LFREI to ARV's Board of Directors), Kapson Senior Quarters Corp. ("Kapson") (an assisted living company recently acquired by LFREI) and Atria Communities, Inc., ("Atria") an assisted living company that Kapson has contracted to acquire.

          5. The first of the contract provisions at issue is a non-compete provision contained in the October 29, 1997, Amended and Restated Kapson Agreement ("Amended Kapson Agreement"). The Consent Rights Provision (Paragraph 1) of that Agreement reads:

     "1) Consent Rights. After the closing of the Kapson Investment, LFREI will not permit Kapson to and will cause Kapson to enter into an agreement with ARV under which Kapson will agree not to enter into any new developments or acquisitions (other than those in its pipeline at the closing of the Kapson Investment as disclosed in a schedule to be delivered at that time) without the written consent of a majority of the independent non-LFREI affiliated or appointed members of the ARV Board of Directors, which consent may be withheld at the sole discretion of those directors; provided that upon the funding of that certain $60,000,000 6 3/4% Convertible Subordinated Note due 2007 by LFREI or an affiliate this paragraph shall terminate and be of no further effect." (Emphasis added.)

          6. The second of the contract provisions at issue is a non-compete provision contained in the October 29, 1997, Amended and Restated Stockholders Agreement ("Amended Stockholders Agreement"). The Non-Compete Provision (Section 5.1) of that Agreement reads:

     "Section 5.1 Restrictions on Investments. Except as contemplated by the Kapson Agreement, from the date of this Agreement until the occurrence of a Termination Event or an Early Standstill Termination Event, the Advancing Party [LFREI], the Buyer [Prometheus], Investor and their Controlled Affiliates shall not, directly or indirectly, own any equity interest (other than a de minimis amount) in any public or private company the principal business of which is the ownership, management, operation and development of assisted living facilities in the United States, unless 75% of the Directors of the Company [ARV] (other than the Investor Nominees) have consented to such ownership. Upon the termination of the Kapson Agreement or any provisions thereof, this Section 5.1 shall terminate and be of no further effect." (Emphasis added.)

          7. Section 5.1 of the Amended Stockholders Agreement refers to the October 29, 1997, Amended and Restated Kapson Agreement as the "Kapson Agreement" (a defined term in the Amended Stockholders Agreement), which is referred to herein as the "Amended Kapson Agreement".

          8. The two provisions at issue provide that, by operation of the language of the contract, they terminated on December 1, 1997, when LFREI funded the $60 million Notes, as referenced in Paragraph 1 of the Amended Kapson Agreement. Yet, rather than abiding by the terms of the agreement it had negotiated at arm's length, ARV brought this lawsuit seeking to enforce these expired provisions.

          9. The Amended Stockholders Agreement also contained provisions restricting LFREI's ability, inter alia, to vote its shares in ARV during a "Standstill Period." (Sections 4.2 and 4.3.) The Amended Stockholders Agreement provides for the termination of the Standstill Period in the event of an occurrence of one of several specified events, known as "Early Standstill Termination Events." (Section 4.1.)

          10. On May 12, 1998, ARV moved for a preliminary injunction to enforce these contract provisions, which by their very terms, are expired. Under these expired terms, ARV also seeks to enjoin a merger between Kapson and Atria. In addition to its efforts to require LFREI and Kapson to honor contractual provisions that terminated by operation of contract on December 1, 1997, by insisting that neither LFREI nor Kapson can proceed with an investment in Atria without ARV's consent, ARV has also insisted that it, rather than LFREI or Kapson, is entitled to proceed with the Atria transaction. In furtherance of that effort to supplant Kapson in the Atria investment, ARV has taken steps to solicit indications of interest from financing entities with respect to participating in a business combination of ARV and Atria. Those steps constitute an Early Standstill Termination Event pursuant to Paragraph 4.1(ii) of the Amended Stockholders Agreement.

          11. Accordingly, LFREI seeks a declaration from this Court that
(1) the Non-Compete Provision (Section 5.1) of the Amended Stockholders Agreement and the Consent Rights Provision (Paragraph 1) of the Amended Kapson Agreement terminated by operation of contract upon funding by Lazard of the $60 million investment in ARV on December 1, 1997; (2) as a consequence of the termination of these provisions, LFREI and its affiliates, including Kapson, are free to compete with ARV by making investments in the assisted living field and are under no obligation to seek ARV's approval or negotiate with ARV concerning such investments; and
(3) by virtue of the actions taken by ARV to supplant Kapson in the proposed transaction between Atria and Kapson, ARV has triggered an Early

Standstill Termination Event, releasing LFREI from the restrictions of the Standstill Period contained in the Amended Stockholders Agreement dated as of October 29, 1997.

                          BACKGROUND OF THE ACTION
                     LFREI's Initial Investment in ARV

          12. Commencing in late 1996 and continuing into early 1997, LFREI engaged in a process of investigating investment opportunities in the assisted living field on behalf of its investors, most of whom are public and private pension funds. In or around the spring of 1997, ARV began looking for a financial backer to provide ARV with access to capital, which it required to meet its severe cash-flow problems and to proceed with expansion plans. In connection with those efforts, ARV began discussions with representatives of LFREI in the hope that LFREI would provide ARV with much-needed capital in exchange for a substantial, yet non-controlling, equity interest in ARV.

          13. On July 14, 1997, following arm's-length negotiations, ARV and LFREI entered into contracts pursuant to which LFREI agreed to invest up to approximately $135 million in ARV in exchange for up to 49.9% of ARV's outstanding common stock. That transaction was evidenced by the following written agreements, all of which were dated as of July 14, 1997:
(1) a Stock Purchase Agreement by and among LFREI, Prometheus and ARV; (2) a Registration Rights Agreement by and among ARV and Prometheus; (3) a Stockholders Agreement by and among LFREI, Prometheus and ARV (the "Stockholders Agreement"); and (4) a Stockholders' Voting Agreement by and among LFREI, Prometheus and the stockholders listed therein.

          14. Among other things, Section 5.1 of the Stockholders Agreement contained a Non-Compete Provision that placed certain restrictions on LFREI's ability to invest in other assisted living businesses.
Specifically, the Non-Compete Provision provided:

     "Section 5.1 Restrictions on Investments. From the date of this Agreement until the occurrence of a Termination Event, the Advancing Party [LFREI], the Buyer [Prometheus], Investor and their Controlled Affiliates shall not, directly or indirectly, own any equity interest (other than a de minimis amount) in any public or private company the principal business of which is the ownership, management, operation and development of assisted living facilities in the United States, unless 75% of the Directors of the Company [ARV] (other than the Investor Nominees) have consented to such ownership."

          15. The Stockholders Agreement also provided for a Standstill Period, during which time, LFREI's ability to pursue certain transactions was restricted. The Standstill Provisions enumerated various Early Standstill Termination Events, any one of which, if triggered, would terminate the Standstill Period.

          16. As a balance to ARV's right to prevent LFREI from pursuing competing investments in the assisted living field, the July 14, 1997, Stockholders Agreement also granted LFREI certain consent rights.

          17. Pursuant to Section 5.5 of the Stock Purchase Agreement dated July 14, 1997, LFREI's written consent was required before ARV could engage in a variety of business activities, including: (1) acquiring assets having a value in excess of 1% of ARV's current value; (2) selling more than 1% of ARV's assets either in a single transaction or group of related transactions; (3) incurring indebtedness or obligations with a value in excess of 1% of ARV's assets; (4) approving any annual operating budgets for ARV; (5) making any material change to executive management or entering into any material agreement or arrangement with members of executive management of ARV; (6) making changes to option and warrant plans; (7) changing ARV's dividend policy; (8) amending, modifying or terminating any material contract; (9) transacting with any affiliate of ARV; (10) entering into any new line of business; (11) filing for bankruptcy; (12) transferring all or substantially all of ARV's assets; (13) changing ARV's charter or by-laws; (14) purchasing or leasing or agreeing to purchase any real property; (15) entering into any employment agreements; (16) making or changing any tax election or accounting period or accounting method, including filing any amended tax return; or (17) adopting any "poison pill" or other similar shareholders' rights plan. These contractual consent rights gave LFREI the right to prevent any changes in ARV's business operations with which LFREI disagreed.

          18. Following shareholder approval of the July 14, 1997, transaction, the matters covered by Section 5.5 of the July 14, 1997, Stock Purchase Agreement ("Section 5.5") would have become the subject of a supermajority voting requirement. Pursuant to that requirement, the four LFREI nominated directors could have effectively vetoed any actions covered by the provisions of Section 5.5 by voting together (the "supermajority rights").

          19. Thus, the initial agreement between these parties created a contractual relationship that, in the event of any serious disagreement, would have allowed either side to prevent the other from acting with respect to any further significant investments in the assisted living field or any other significant change in ARV's business.

          20. On July 23, 1997, LFREI completed its first purchase under the Stock Purchase Agreement and paid ARV approximately $27 million in exchange for 1,921,012 shares of ARV stock. Under its arrangement with ARV, LFREI was to purchase the remaining shares in two phases under the Stock Purchase Agreement. Aside from LFREI's initial investment, the remainder of the transaction was subject to a vote of all of the shareholders of ARV. The contract provisions restricting ARV from acting without LFREI's consent continued in effect until a shareholder vote on the July 1997 agreements between LFREI and ARV. If the shareholders approved the July transaction, LFREI's consent rights would have been effectively continued in its supermajority rights. If ARV's shareholders rejected the deal, then LFREI would have been free from any further obligation to ARV and entitled to a breakup fee of as much as $13 million.

                           The Kapson Opportunity

          21. Following LFREI's initial investment in ARV, and prior to any shareholder vote, LFREI began assisting ARV through a strategic planning initiative designed to improve ARV's internal controls and systems. As part of that strategic initiative, the parties recognized that ARV could benefit from the use of off-balance sheet financing through a so-called "black box". In the assisted living field, the concept of a "black box" involves the association of a public company with one or more privately held entities. The private entity, or "black box", is the development and acquisition vehicle, which carries on its books the costs and losses associated with new developments, as well as any goodwill associated with acquisitions involving purchases of stock. The public company concurrently enters into leasing or management arrangements with the private entity to operate the newly-acquired facilities and to receive a portion of the cash flow from the properties. In order to achieve the proper accounting treatment, it is important that these types of relationships be the result of arm's-length negotiations conducted as part of an independent process, which results in a deal economically reasonable to both parties. The benefits of this arrangement enable both companies to maximize development and returns to their investors. The public company, in particular, benefits from the potential ability to avoid the negative financial and accounting consequences of start-up costs and losses from development and the goodwill from certain types of acquisitions.

          22. In or around August of 1997, LFREI became aware of a potential investment opportunity in Kapson, the largest operator of assisted living facilities in the northeastern United States. LFREI believed that Kapson had the potential to be a "black box" in an alliance with ARV, as did Kapson's financial advisor at that time, Salomon Brothers, which also served as financial advisor to ARV in its dealings with LFREI.

          23. At the time that Kapson was identified as a potential investment, the Non-Compete Provision of the original Stockholders Agreement between LFREI and ARV was in place. Consequently, LFREI approached the ARV Board of Directors and sought its consent for an acquisition of Kapson by LFREI or one of its affiliates.

          24. On September 30, 1997, after discussions with representatives of both LFREI and Salomon Brothers, ARV's Board unanimously voted to consent to LFREI's purchase of Kapson. In exchange for its consent, ARV demanded, inter alia, that it receive certain consent rights with respect to future acquisitions by Kapson after the closing of the LFREI/Kapson transaction. These new consent rights obtained by ARV were similar in all material respects to the consent rights ARV then had in relation to LFREI and its existing affiliates pursuant to Section 5.1 of the July 14, 1997, Stockholders Agreement. A written letter agreement between LFREI and ARV relating to LFREI's purchase of Kapson was entered into on September 30, 1997 (the "original Kapson Agreement").

          25. The consent rights with respect to Kapson were set forth in Paragraph 1 of the original Kapson Agreement:

     "1) Consent Rights. After the closing of the Kapson Investment, LFREI will not permit Kapson to and will cause Kapson to enter into an agreement with ARV under which Kapson will agree not to enter into any new developments or acquisitions (other than those in its pipeline at the closing of the Kapson Investment as disclosed in a schedule to be delivered at the time) without the written consent of a majority of the independent non-LFREI affiliated or appointed members of the ARV Board of Directors, which consent may be withheld at the sole discretion of those directors."


               The Emeritus Effort to Acquire Control of ARV
             and the Restructuring of LFREI's Investment in ARV

          26. During this same period of late 1997, ARV was confronted with a potential hostile takeover from the Emeritus Corporation ("Emeritus"). Counsel for ARV, Latham & Watkins ("Latham"), and ARV's investment banker, Salomon Brothers, recommended a restructuring of the contractual relationship between ARV and LFREI in part due to ARV's changed capital needs and in part due to the Emeritus offer. By restructuring the LFREI investment to a convertible security, the ARV Board would have the option of increasing the number of shares that LFREI was contractually obligated to vote in support of the existing board.

          27. LFREI was prepared to live with the existing July contractual arrangements. Pursuant to those arrangements, LFREI had made an investment of about $26 million and obtained approximately 17% of ARV's common stock. The additional $108.2 million investment commitment by LFREI would not be required unless and until the ARV shareholders voted to approve the July ARV-LFREI transaction. Thus, if Emeritus or some other bidder either acquired or took control of ARV, LFREI would likely be bought out of its 17% stake in ARV. In any event, LFREI would be free to compete in the assisted living field, because the restrictions of the July contract would no longer be of any force or effect.

          28. The restructuring proposed by ARV and its counsel greatly increased the level of risk faced by LFREI in its investment. As part of the restructuring, ARV asked LFREI to relinquish the supermajority voting rights LFREI would have had upon shareholder approval and the contractual consent rights that were in place pending the shareholder vote, pursuant to
Section 5.5 of the original Stock Purchase Agreement. Those rights had formed the basis of the structure pursuant to which neither side could effectively act without the agreement of the other. Under the proposed restructuring, LFREI would lose the ability it had obtained to protect its investment in ARV by preventing any significant changes in ARV's strategies going forward through the exercise of its rights under Section 5.5 of the Stock Purchase Agreement. Furthermore, ARV was requesting LFREI to increase its investment to almost $90 million by funding $60 million of Notes immediately, without waiting for shareholder approval or the outcome of the anticipated Emeritus proxy contest. ARV also wanted to remove LFREI's consent and supermajority rights as well as its right to up to a $13 million breakup fee, to which LFREI was entitled in the event the July transaction had not been fully consummated. If Emeritus or any other party took control of ARV, either through an acquisition or a successful proxy fight, LFREI would have found itself in the unhappy position of being locked into an investment controlled by a stranger to the July transaction and, notably, to the Non-Compete Provision of Section 5.1 of the July 14, 1997, Stockholders Agreement. In such a scenario, before making any further investments in the assisted living field on behalf of its public and private pension funds and investors, LFREI would have had to obtain consent from a stranger-- the new entity controlling ARV. That scenario was not acceptable to LFREI. Consequently, as part of the October restructuring, LFREI negotiated for a release of the non-compete provisions of the original Stockholder Agreement and original Kapson Agreement upon funding of the additional $60 million investment in ARV represented by the Notes.

             The October 29, 1997, Amendments to the Contracts

          29. On or about October 29, 1997, following lengthy negotiations, LFREI and ARV entered into amended and restated contracts. The amended agreements substantially revised the original relationships between ARV and LFREI. First, LFREI agreed to purchase $60 million in newly issued convertible debt securities (the "Notes") from ARV, without awaiting a shareholder vote or resolution of the Emeritus takeover attempt. LFREI also agreed to surrender certain of the rights it had obtained under the original contractual agreement with ARV, including: (1) its right to acquire up to 49.9% of ARV's outstanding stock from ARV at $14 per share;
(2) its supermajority rights and contractual controls over ARV; (3) its ability to nominate four ARV Directors (LFREI could now nominate only three); and (4) the right to up to a $13 million breakup fee.

          30. In exchange for the concessions from LFREI and the $60 million investment represented by the Notes, ARV agreed to a number of changes to its rights. Most notably, given LFREI's uncertainty as to who would ultimately control ARV--the existing Board or a Board controlled by Emeritus or some other bidder--LFREI insisted that the Non- Compete Provisions of the original contracts terminate. As a result, the parties negotiated amended and restated agreements which provided for a termination of the non-compete provisions of the original agreements immediately upon LFREI's funding of the Notes and a 90-day sunset period for negotiations on a proposed Kapson/ARV alliance, as well as a representation that any agreement on such an alliance be "mutually agreeable". ARV also agreed that LFREI could immediately nominate three directors (defendants Messrs. Freeman, Jacobs and Gunty) to the ARV Board, subject to the Board's approval of those candidates.

          31. The revised transaction between LFREI and ARV was evidenced by the following written agreements, all of which were dated as of October 29, 1997: (1) the Amended and Restated Stock and Note Purchase Agreement among LFREI, Prometheus and ARV; and (2) the Amended Stockholders Agreement among LFREI, Prometheus and ARV; (3) the Amended and Restated Registration Rights Agreement between Prometheus and ARV;

and (4) the Amended and Restated Stockholders' Voting Agreement among LFREI, Prometheus and certain individual stockholders. In addition, on October 29, 1997, ARV and LFREI entered into the Amended Kapson Agreement.

          32. Paragraph 1 of the October 29, 1997, Amended Kapson Agreement (Exhibit C to ARV's Complaint) (the "Amended Consent Rights Provision") provided that the obligation to secure ARV's consent with respect to any acquisition by Kapson following the LFREI/Kapson closing would terminate once LFREI funded the $60 million Notes. The Amended Kapson Agreement did not give ARV any rights with respect to developments or acquisitions by Kapson prior to the closing with LFREI. The agreement did provide that any such developments or acquisitions being contemplated by Kapson as of the date of the closing with LFREI would be listed in a "pipeline" schedule to be delivered to ARV at the closing of LFREI's investment in Kapson. Developments or acquisitions included in the Kapson pipeline would be part of the parties' negotiations for mutually agreeable arrangements in an alliance between ARV and Kapson on commercially reasonable terms. LFREI and ARV further agreed that, in the event that the parties could not reach mutually acceptable and commercially reasonable arrangements on an alliance between ARV and Kapson by the later of 90 days following the closing of the Kapson transaction by LFREI, or May 1, 1998, any surviving provisions of the Amended Kapson Agreement would terminate, and the entire agreement would be terminated with no further obligation by either party.

          33. Paragraph 5.1 of the October 29, 1997, Amended Stockholders Agreement (Exhibit B to ARV's Complaint) (the "Amended Non-Compete Provision"), was amended to provide that the provision would terminate "upon the termination of the Kapson Agreement or any provisions thereof . .
 . ." (Emphasis added.)

          34. Specifically, Paragraph 1 (the Amended Consent Rights Provision) of the Amended Kapson Agreement provided:

     "1) Consent Rights. After the closing of the Kapson Investment, LFREI will not permit Kapson to and will cause Kapson to enter into an agreement with ARV under which Kapson will agree not to enter into any new developments or acquisitions (other than those in its pipeline at the closing of the Kapson Investment as disclosed in a schedule to be delivered at that time) without the written consent of a majority of the independent non-LFREI affiliated or appointed members of the ARV Board of Directors, which consent may be withheld at the sole discretion of those directors; provided that upon the funding of that certain $60,000,000 6 3/4% Convertible Subordinated Note due 2007 by LFREI or an affiliate this paragraph shall terminate and be of no further effect." (Emphasis added.)

          35. Section 5.1 (the Amended Non-Compete Provision) of the Amended and Restated Stockholders Agreement provided:

     "Section 5.1 Restrictions on Investments. Except as contemplated by the Kapson Agreement, from the date of this Agreement until the occurrence of a Termination Event or an Early Standstill Termination Event, the Advancing Party [LFREI], the Buyer [Prometheus], Investor and their Controlled Affiliates shall not, directly or indirectly, own any equity interest (other than a de minimis amount) in any public or private company the principal business of which is the ownership, management, operation and development of assisted living facilities in the United States, unless 75% of the Directors of the Company [ARV] (other than the Investor Nominees) have consented to such ownership. Upon the termination of the Kapson Agreement or any provisions thereof, this Section 5.1 shall terminate and be of no further effect." (Emphasis added to indicate changes from July version of agreement.)

          36. Thus, in the revised transaction, the operation of the Amended Non-Compete Provision was clearly and explicitly linked to the Amended Kapson Agreement. Specifically, the first clause ("Except as contemplated by the Kapson Agreement") and the last sentence ("Upon the termination of the Kapson Agreement or any provisions thereof, this Section
5.1 shall terminate and be of no further effect") of the Amended Non-Compete Provision were added as a result of arm's-length negotiations between LFREI and ARV. In other words, if any provision of the Amended Kapson Agreement terminated, so did Section 5.1 of the Amended Stockholders Agreement. The Amended Consent Rights Provision of the Amended Kapson Agreement differed from ARV's corresponding rights in the original Kapson Agreement in that the Amended Consent Rights Provision provided in the last clause that "upon the funding" of the Notes by LFREI, ARV's consent rights with respect to Kapson would "terminate and be of no further effect".

          37. LFREI funded the $60 million Notes on December 1, 1997. Because the Amended Consent Rights Provision of the Amended Kapson Agreement (Paragraph 1) terminated by its express terms when LFREI funded the $60 million Notes, Section 5.1 of the Amended Stockholders Agreement also terminated at that time. By the clear and explicit terms of the contracts between LFREI and ARV, as of December 1, 1997, ARV's Amended Consent Rights Provision and the Amended Non-Compete Provision terminated by operation of contract. Therefore, as of December 1, 1997, LFREI and Kapson were both free to compete with ARV by investing in other assisted living companies without obtaining ARV's consent.

             Negotiations for the Proposed Kapson/ARV Alliance

          38. Paragraph 3 of the Amended Kapson Agreement states in part that:

     "LFREI and Prometheus will seek in good faith to negotiate with ARV for the leasing or management agreements, on commercially reasonable and customary terms, of all existing or planned facilities of Kapson including those in the above-described 'pipeline'."

          39. Even though the Amended Kapson Agreement provided that the period for negotiation on the proposed Kapson/ARV alliance would be the 90 days following the closing of the LFREI/Kapson transaction (which closed on March 30, 1998), LFREI began the negotiation process by having one of its representatives travel to California for a Christmas Eve meeting with ARV in December of 1997. Following that meeting, a series of face-to-face negotiation discussions took place in New York during January 1998.

          40. Prior to the January meetings in New York, LFREI learned that John J. Rydzewski, one of the ARV independent directors and former CEO of ARV, had rejected the notion that ARV would seek to negotiate "commercially reasonable terms" for a Kapson/ARV alliance.

          41. Mr. Rydzewski instead took the view, as he stated in writing, that "merely obtaining commercially reasonable terms" for ARV was "an insufficiently elevated performance hurdle, inasmuch as commercially reasonable terms suggests an unacceptably wide range of valuation outcomes for ARV's shareholders from ARV's ongoing interaction with Kapson".

                  42. Nonetheless, representatives of LFREI and Kapson continued in good faith to attempt to reach a "commercially reasonable" arrangement with ARV relating to the proposed ARV/Kapson alliance. There were a number of meetings and conferences involving

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exchanges of proposals from each side. Unfortunately, the parties have been unable to agree upon a mutually acceptable set of terms for the proposed ARV/Kapson alliance.

                           The Atria Opportunity

          43. On February 2, 1998, Vencor Incorporated announced its intention to sell its 42% share of Atria, an assisted living provider with assets of approximately three times that of ARV or Kapson.

          44. The Vencor announcement regarding Atria was accompanied by a press release. The opportunity to negotiate for a transaction involving Atria was public knowledge, and LFREI learned of it from the public comment in the course of its own business activities. ARV took no steps at that time that in any way indicated that ARV or its investment bankers viewed Atria as a potential acquisition that ARV would wish to secure.

          45. LFREI began negotiating the terms of a potential merger between Kapson and Atria, believing that the acquisition of Atria was an attractive investment opportunity for LFREI's investors as well as a potentially worthwhile addition to the proposed business alliance between ARV and Kapson that was being negotiated at the same time.

          46. In early March, representatives of LFREI informed ARV's CEO, Howard G. Phanstiel, that Kapson was looking at a possible acquisition of Atria. In a letter dated March 6, 1998, to Mr. Freeman, Mr. Phanstiel wrote:

     "I appreciate your sharing with us your preliminary thinking regarding the proposed acquisition of one of our assisted living competitors. In that regard, I have consulted with all of our non-Lazard directors and we look forward to receiving a proposal from you regarding an acquisition of that company either by ARV, or if it should be the case, the proposed terms you would offer for obtaining our waiver before you proceed with that transaction."

By that letter, Mr. Phanstiel clearly indicated that ARV believed it still had consent rights over Kapson acquisitions.

          47. Following the discussions with Mr. Freeman, Mr. Phanstiel and representatives of ARV's outside investment bankers met with Kenneth M. Jacobs, a managing director at Lazard Freres and Co. LLC and one of LFREI's nominees to the ARV Board of

Directors; Mr. Jacobs is a defendant in the action filed by ARV. In response to Mr. Phanstiel's request of March 6, 1998, Mr. Jacobs raised the possibility of beginning discussions to determine whether a structure could be created to allow ARV to work with LFREI to allow ARV to acquire Kapson and/or Atria. Mr. Phanstiel and his advisors rejected that concept, stating that the goodwill associated with any acquisition of either Kapson or Atria by ARV would have a disastrous impact on ARV's balance sheet. Mr. Jacobs was told that ARV was not interested in an acquisition of either Atria or Kapson for that reason.

          48. On April 14, 1998, Mr. Phanstiel wrote to Mr. Freeman and asserted that:

     "[S]ection 5.1 of the Amended and Restated Stockholders Agreement remains in effect and that nothing in the Kapson Letter Agreement exempts a purchase by LFREI or Kapson (which is now an LFREI affiliate) of Atria or ACMC from that section. Thus even if ARV elects not to acquire Atria or ACMC, LFREI cannot do so without the consent of 75 percent of the non-LFREI directors of ARV. The non-LFREI directors have begun to discuss a list of terms [sic] conditions that, if satisfied by LFREI, would be sufficient to obtain those votes."


          49. Mr. Phanstiel also stated that ARV believed that it was entitled to be presented with the Atria opportunity to decide whether ARV "should be the acquiring party", and reiterated ARV's demand that it receive information on the proposed Kapson-Atria transaction. Instead of claiming that ARV had consent rights, he now indicated that ARV wanted to be able to exercise what amounted to a "right of first refusal" on Kapson's potential acquisition of Atria, purportedly pursuant to Paragraph 2 of the Amended Kapson Agreement.

          50. Paragraph 2 of the Amended Kapson Agreement in no way grants ARV a "right of first refusal" over an acquisition by Kapson. Paragraph 2 simply requires that for any new developments or acquisitions by Kapson after the closing of the LFREI-Kapson transaction (i.e., not in the pipeline at closing), ARV be given the first opportunity to negotiate management, leasing or purchase arrangements on "commercially reasonably" terms with Kapson. It does not require that LFREI or Kapson, prior to acquiring a company, bring such opportunity to ARV so that ARV may acquire it instead.

          51. Because ARV's consent rights over Kapson acquisitions had terminated upon the funding of the $60 million Notes, ARV had no right of consent over the acquisition of

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Atria by Kapson. The Amended Kapson Agreement required only that the parties negotiate, pursuant to Paragraph 3, terms on which ARV could lease or manage the Atria properties, which were included in the Kapson pipeline.

          52. As of April 19, 1998, Kapson and Atria signed an agreement pursuant to which Kapson would acquire 100% of Atria.

               ARV's Triggering of the End of the Standstill

          53. The October 29, 1997, Amended Stockholders Agreement, like the original Stockholders Agreement, included Standstill Provisions restricting activities by LFREI, and Early Standstill Termination Events triggering an end to the Standstill Period.

          54. During the period of the Standstill, LFREI's ability to engage in certain transactions, including purchasing additional shares and selling its existing shares, was restricted.

          55. In particular, the Standstill Provisions provided:

               "Section 4.2 Restrictions During Standstill Period.

               (a) During the Standstill Period, the Advancing Party [LFREI], the Buyer [Prometheus], and Investor will not, and will cause each of their Controlled Affiliates not to, direct or indirectly: . . .

                    (ii) purchase or otherwise acquire shares of Company
               Common Stock . . . as a result of which, after giving effect to such purchase or acquisition, the Advancing Party [LFREI], the Buyer [Prometheus], and Investor and their Controlled Affiliates will Beneficially Own in the aggregate more than 49.9% of the outstanding shares of Company Common
               Stock on an Adjusted Fully Diluted basis; . . . .

               Section 4.3 Restrictions on Transfer. During the Standstill Period, the Advancing Party [LFREI], the Buyer [Prometheus] and Investor will not, and will cause each of their Controlled Affiliates not to, directly or indirectly, Transfer any shares of Company Common Stock or Company Notes [except under certain limited exemptions]. . . . After the expiration of the Standstill
          Period, there shall be no restrictions on the ability of the Advancing Party [LFREI], the Buyer [Prometheus], Investor and their Controlled Affiliates to Transfer any shares of Company Common Stock."

          56. In addition, pursuant to Section 4.2, during the Standstill Period, LFREI was also prevented from: 1) seeking a change in the composition of the Board; 2) permitting Kapson to enter into sale/leaseback arrangements with any company other than ARV; and

3) soliciting, encouraging or participating in any solicitation of proxies or becoming a participant in any election contest.

          57. The Early Standstill Termination Events, which, if triggered, would bring an automatic end to the Standstill Provisions, were set out in
Section 4.1 of the Amended Stockholders Agreement, and included:

                    "(ii) the authorization by the Company or the Board or
               any committee thereof (with all Investor Nominees abstaining or voting against) of the solicitation of offers or proposals or indications of interest with respect to any merger, consolidation, other business combination, liquidation, sale of the Company or all or substantially all of the assets of the Company or any other change of control of the Company or similar extraordinary transaction, but excluding any merger, consolidation or other business combination in which the Company is the surviving and acquiring corporation and in which the business or assets so acquired do not, or would not reasonably be expected to, have a value greater than 50% of the assets of the Company prior to such merger, consolidation or other business combination (any of the foregoing, a 'Covered Transaction')." (Emphasis added.)

          58. In conjunction with its insistence that ARV had a right to pursue the Atria transaction, the Kapson Committee, a committee of the Board of Directors of ARV, authorized Mr. Phanstiel to engage the investment banking firms of Bear Stearns and J. P. Morgan to solicit indications of interest in financing a possible acquisition of Atria by ARV.

          59. Mr. Phanstiel and representatives of Bear Stearns met with representatives of Starwood Capital Group ("Starwood"), including Jonathan Elian, regarding whether Starwood would be interested in the possibility of financing a merger, consolidation or other business combination of ARV and Atria.

          60. Mr. Phanstiel and representatives of Bear Stearns also met with representatives of Northstar Capital Partners ("Northstar"), including David Hamamoto, regarding whether Northstar would be interested in the possibility of financing a merger, consolidation or other business combination of ARV and Atria.

          61. Mr. Phanstiel also had discussions with Senior Lifestyles Corporation regarding whether it would be interested in financing a business combination of ARV and Atria.

          62. Mr. Phanstiel also had discussions with Security Capital regarding whether it would be interested in financing a merger, consolation or other business combination of ARV and Atria.

          63. Mr. Phanstiel reported back to the Kapson Committee on the nature of his discussions with the various entities he had contacted in soliciting their interest regarding participating in a merger, consolidation or other business combination of ARV and Atria.

          64. Because of Atria's size, a merger, consolidation or other business combination of ARV and Atria would not fall within the exemptions from an Early Standstill Termination Event contained in Section 4.1 of the Amended Stockholders Agreement. Accordingly, ARV has solicited indications of interest and proposals for a merger, consolidation or other business combination with Atria and has triggered an Early Standstill Termination Event pursuant to Section 4.1. By the terms of the Amended Stockholders Agreement, the Standstill Period has expired, and LFREI is no longer bound by the restrictions of Sections 4.2 and 4.3.

                           FIRST CAUSE OF ACTION

 (For a Declaratory Judgment That the Amended Consent Rights Provision of the
     Amended Kapson Agreement Has Terminated By Operation of Contract)

          65. LFREI repeats and realleges each and every allegation set forth in paragraphs ___-___ above as if fully set forth herein.

          66. The Amended Consent Rights Provision (Paragraph 1 of the Amended Kapson Agreement) provides that "upon the funding of that certain $60,000,000 6 3/4% Convertible Subordinated Note due 2007 by LFREI or an affiliate this paragraph shall terminate and be of no further effect".

          67. On December 1, 1997, LFREI funded the $60 million Notes.

          68. Therefore, on December 1, 1997, by operation of contract, the Amended Consent Rights Provision (Paragraph 1 of the Amended Kapson Agreement) terminated, and Kapson was free to invest in any other assisted living company without ARV's consent.

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



          69. An actual controversy now exists between the parties in that ARV denies the foregoing. A judicial declaration is necessary and appropriate at this time so that the parties will know their respective rights and obligations.

                           SECOND CAUSE OF ACTION

 (For a Declaratory Judgment That the Amended Non-Compete Provision of the
  Amended Stockholders Agreement Has Terminated By Operation of Contract)

          70. LFREI repeats and realleges each and every allegation set forth in paragraphs ___-___ above as if fully set forth herein.

          71. The Amended Non-Compete Provision (Section 5.1 of the Amended Stockholders Agreement) sets forth certain restrictions on LFREI's ability to compete in the assisted living field with ARV.

          72. The Amended Non-Compete Provision provides that "[u]pon the termination of the Kapson Agreement or any provisions thereof, this Section
5.1 shall terminated and be of no further effect". (Emphasis added.)

          73. The Amended Consent Rights provision (Paragraph 1 of the Amended Kapson Agreement) provides that "upon the funding of that certain $60,000,000 6 3/4% Convertible Subordinated Note due 2007 by LFREI or an affiliate this paragraph shall terminate and be of no further effect."

          74. On December 1, 1997, LFREI funded the $60 million Notes.

          75. Consequently, on December 1, 1997, by operation of contract, the Amended Consent Rights Provision (Paragraph 1 of the Amended Kapson Agreement) terminated.

          76. Therefore, on December 1, 1997, by operation of contract, the Amended Non-Compete Provision (Section 5.1 of the Amended Stockholders Agreement) terminated and LFREI and its affiliates were free to invest in any other assisted living company without ARV's consent.

          77. An actual controversy now exists between the parties in that ARV denies the foregoing. A judicial declaration is necessary and appropriate at this time so the parties will know their respective rights and obligations.

                           THIRD CAUSE OF ACTION

          (For a Declaratory Judgment That an Early Standstill Termination Event Has Occurred and the Standstill Period of the Amended Stockholders Agreement Paragraph 4) Has Terminated By Operation of Contract)

          78. LFREI repeats and realleges each and every allegation set forth in paragraphs __-__ above as if fully set forth herein.

          79. The Amended Stockholders Agreement sets forth Standstill Provisions limiting LFREI's ability to pursue certain transactions.

          80. The Standstill Provisions provide Early Standstill
Termination Events, by which the Standstill Period automatically terminate.

          81. Section 4.1(ii) defines an Early Standstill Termination Event as any "solicitation of offers or proposals or indications of interest" by ARV with respect to certain mergers, acquisitions or similar business combinations. An Early Standstill Termination Event results in the immediate termination of the Standstill Period.

          82. ARV, by the authority of a committee of the ARV Board, has sought solicitations of interest from various financing entities regarding a merger, consolidation or other business combination with Atria.

          83. These solicitations of interest constitute a clearly defined Early Standstill Termination Event and, by operation of contract, the Standstill Period has terminated.

          84. Thus, LFREI and its affiliates are no longer bound by the restrictions required by the Amended Stockholders Agreement that are in effect during the Standstill Period.

          85. An actual controversy now exists between the parties in that ARV denies the foregoing. A judicial declaration is necessary and appropriate at this time so that the parties will know their respective rights and obligations.

                             PRAYER FOR RELIEF

          Wherefore, LFREI requests that this Court enter an order:

               (1) on LFREI's First Cause of Action, declaring that the Amended Consent Rights Provision (Paragraph 1) of the Amended Kapson Agreement has terminated and is of no further effect and that Kapson is free to invest in any company in the assisted living field without ARV's consent;

               (2) on LFREI's Second Cause of Action, declaring that the Amended Non-Compete Provision (Section 5.1) of the Amended Stockholders Agreement has terminated and is of no further effect, and consequently that LFREI and its affiliates are free of any non-compete obligation to ARV and may invest in other assisted living companies without ARV's consent;

               (3) on LFREI's Third Cause of Action, declaring that an Early Standstill Termination Event (Paragraph 4.1(ii) of the Amended Stockholders Agreement) has been triggered, terminating the Standstill Period, and as a consequence, LFREI and its affiliates are not bound by the restrictions contained in the Amended Stockholders Agreement that are in effect during the Standstill Period; and

               (4) ordering such other and further relief as the Court may deem just and proper, including the costs of this action and reasonable attorney's fees.


Dated:  June 9, 1998
                              CRAVATH, SWAINE & MOORE

                               by

                                  ----------------------------------
                                  Rowan D. Wilson (State Bar. No. 118488)
                                         A Member of the Firm

                                  Attorneys for Defendant Lazard
                                  Freres Real Estate Investors LLC,
                                  Prometheus Assisted Living LLC, Robert P.
                                  Freeman, Kenneth M. Jacobs and
                                  Murry N. Gunty